Post Effective Amendment No. 20
                                           to SEC File No. 70-7926


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")



                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19640
                  (Names of companies filing this statement and
                     address of principal executive offices)

                                      GPU, INC.
                 --------------------------------------------------
        (Name of top registered holding company parent of applicants)

T. G. Howson, Vice President and            Douglas E. Davidson, Esq.
   Treasurer                                Thelen Reid & Priest LLP
S.L. Guibord, Secretary                     40 West 57th Street
GPU Service, Inc.                           New York, New York  10019
300 Madison Avenue
Morristown, New Jersey   07962
                                            W. Edwin Ogden, Esq.
                                            Ryan, Russell, Ogden, Seltzer LLP
                                            100 Berkshire Boulevard, Suite 301
                                            Reading, Pennsylvania  19610-1221


                 (Names and addresses of agents for service)

      GPU,   JCP&L,   Met-Ed   and   Penelec   (the  "GPU   Companies")   hereby
post-effectively amend their Declaration on Form U-1, docketed in SEC File No. 70-7926, as follows:

Item 1.  Description of the Proposed Transaction
------   ---------------------------------------

      A. By Orders dated May 2, 2001 (HCAR No. 27391) (the "May 2001 Order"), December 15, 2000 (HCAR No. 35-27302), June 22, 1999 (HCAR No. 27041), December
22,  1997  (HCAR  No.   35-26801)   and  July  17,  1996  (HCAR  No.   35-26544)
(collectively, the "Prior Orders"), the Commission, among other things, authorized (1) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 their respective secured (in the case of Met-Ed, Penelec and JCP&L only) and unsecured promissory notes, with maturity dates not more than nine months after issuance, to various commercial banks pursuant to loan participation arrangements and lines of credit ("Lines of Credit"); (2) JCP&L, Met-Ed and Penelec (the "Operating Companies") to issue and sell from time to time through December 31, 2003 their unsecured short-term promissory notes as commercial paper ("Commercial Paper") with maturity dates not more than nine months after issuance; (3) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 secured (in the case of Met-Ed, Penelec and JCP&L only) and unsecured promissory notes with maturity dates not more than nine months after issuance to lenders other than commercial banks, insurance companies or similar institutions ("Other Short-Term Debt") (borrowings under Lines of Credit, Commercial Paper and Other Short-Term Debt are collectively referred to as "Short-Term Borrowings"); (4) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 secured (in the case of Met-Ed, Penelec and JCP&L only) and unsecured promissory notes pursuant to an amended and restated credit agreement ("Credit Agreement") in an aggregate amount of up to $500 million; and (5) GPU to issue and sell from time to time through December 31, 2003 Commercial Paper in an aggregate amount of up to $100 million. The authorized amounts of Short-Term Borrowings that may be outstanding at any one time for each GPU Company are as follows: GPU - up to $250 million; JCP&L - up to the limitation on short-term indebtedness contained in its charter ($266 million at December 31, 2000); Met-Ed - up to $150 million; and Penelec - up to $150 million (the "Authorized Amounts").


      B. In the May 2001 Order, the Commission reserved jurisdiction over the GPU Companies' proposal that Met-Ed and Penelec (the "Pennsylvania Operating Companies") issue, sell and renew unsecured Other Short-Term Debt to GPU, in addition to the lenders authorized in the earlier Prior Orders, from time to time through December 31, 2003. Under such proposal, the Authorized Amounts would remain unchanged. The GPU Companies now request that the Commission relinquish this reservation of jurisdiction. The GPU Companies are seeking this authority to allow for greater financial flexibility within the GPU holding company system. The

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


GPU Companies recognize that GPU is permitted to make capital contributions to the Pennsylvania Operating Companies without prior Commission authorization pursuant to Rule 45 under the Act. However, in order to provide the Pennsylvania Operating Companies with an alternative source to fund temporary cash flow requirements, GPU would intend to make short-term loans to the Pennsylvania Operating Companies from time to time subject to the Authorized Amount limitations. Proceeds from these loans will be used by the Pennsylvania Operating Companies for general corporate purposes, but will not be used for the payment of dividends to GPU. The interest rate payable by the Pennsylvania Operating Companies on any such borrowings would not exceed GPU's own average cost of short-term bank borrowing during the period when the loan is outstanding. The GPU Companies represent that the transactions described herein will not cause the common stock equity position of any of the GPU Companies to fall below 30% of a respective company's capitalization.


      (C ) Rule 54 Analysis.


            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 2000, GPU's average consolidated retained earnings was approximately $2.388 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.708 billion. Thus, the percentage of average consolidated retained earnings invested in EWGs and FUCOs for the four most recent quarterly periods is 71.5%. Accordingly, under the November 5 Order, GPU may invest up to an additional $680 million in FUCOs and EWGs as of December 31, 2000. Additionally,


                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.


                        (A) For each United  States EWG in which GPU directly or
                  indirectly holds an interest:


                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");


                              the financial statements will be prepared in
                        accordance with GAAP; and

                              (2) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.


                        (B) For each FUCO or  foreign  EWG  which is a  majority
                  owned subsidiary of GPU:


                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;


                              (2)   the financial statements for such
                        subsidiary will be prepared in accordance with GAAP;
                        and


                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.


                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
                  or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause


                              (1) such entity to maintain books and records in accordance with GAAP;


                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and


                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and
                        (a) (2) (iii) (B) of Rule 53.


                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.


                  (iii) Copies of this Post-Effective Amendment are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Post-Effective Amendment and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).


                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.


                        (A) Neither GPU nor any  subsidiary of GPU having a book
                  value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.


                        (B) GPU's average consolidated retained earnings for the
                  four most recent quarterly periods (approximately $2.39 billion) represented a decrease of approximately $7.7 million (or approximately 0.3%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.40 billion).


                        (C) GPU did not incur  operating  losses  from direct or
                  indirect investments in EWGs and FUCOs in 2000 in excess of 5% of GPU's December 31, 2000 consolidated retained earnings.
-------------------
1 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
                                        4

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Post-Effective Amendment. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% common equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% common equity and 60.7% debt.

      At December 31, 2000, GPU's common equity and debt represented 32.9% and 67.1%, respectively, of its consolidated capitalization. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

      GPU's consolidated retained earnings grew on average approximately 3.8% per year from 1995 through 2000. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

-------------------
2 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.
                                        5

      Because the GPU Companies are not proposing to increase the Authorized Amounts, the proposed transactions will not have a material impact on GPU's capitalization or earnings.


Item 2        Fees, Commissions and Expenses
------        ------------------------------

      The estimated fees, commissions and expenses the GPU Companies expect to incur in connection with the transactions proposed in this Post-Effective Amendment are as follows:

      Legal Fees

            Thelen Reid & Priest LLP                        $5,000.00

      Miscellaneous                                            500.00
                                                            ---------

      Total                                                 $5,500.00

Item 3   Applicable Statutory Provisions
------   -------------------------------

      GPU believes that Sections 6(a), 6(b), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder are applicable to the transactions proposed in this Post-Effective Amendment.

Item 4   Regulatory Approvals
------   --------------------

      No  Federal  or  State  commission,   other  than  your  Commission,   has
jurisdiction with respect to the transactions proposed in this Post-Effective Amendment.

Item 5   Procedure
------   ---------

      It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than May 21, 2001. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

Item 6   Exhibits and Financial Statements
------   ---------------------------------

      None

Item 7   Information as to Environmental Effects
------   ---------------------------------------

      (a) The issuance of an order by your Commission with respect to the transactions proposed in this Post-Effective

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


Amendment is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this Post-Effective Amendment. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.





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



                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              GPU, INC.
                              JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                              PENNSYLVANIA ELECTRIC COMPANY



                              By:/s/T.G. Howson
                                ------------------------------
                                 T. G. Howson
                                 Vice President and Treasurer



Date: May 21, 2001



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